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                             December 9, 2020

       Peter A. L. Macdonald
       Secretary and Executive Vice President
       loanDepot, Inc.
       c/o LD Holdings Group LLC
       26642 Towne Centre Drive
       Foothill Ranch, CA 92610

                                                        Re: loanDepot, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on
November 12, 2020
                                                            CIK No.0001831631

       Dear Mr. Macdonald:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note various subjective, conclusory references to your expertise, best-in class and industry-leading
position, including:
                                                               Industry-Leading
Recapture Rates   ;
                                                               industry-leading
growth and profitability";
                                                               industry-leading
platform";
                                                               industry-leading
customer service to every borrower";
                                                               leading
technology platform";
                                                               expertise in
digital marketing, big data and marketing analytics   ;
 Peter A. L. Macdonald
FirstName
loanDepot, LastNamePeter  A. L. Macdonald
            Inc.
Comapany9,
December    NameloanDepot,
              2020         Inc.
December
Page  2    9, 2020 Page 2
FirstName LastName
                   expertise in marketing, predictive analytics, and continuous customer engagement"; and
                   best-in-class front-end interface

         Please provide support for these statements, and disclose the measure by which you determined your competitive position. If any of these statements are based upon management's belief, please indicate that this is the case.
2. Refer to the third paragraph of "Our Company." Please explain what Net Promoter Score
         (NPS) measures, how it is calculated, whether it is proprietary or based on third-party data, and how it correlates to revenue growth or otherwise is significant to your business.
3. We note statements here and in your Business section on your continued growth plans.
         We also note no offering proceeds will be used for this growth. Please clarify how this growth will be funded and any additional funding needs you will have to drive this growth.
Our Strengths
High-Growth, Profitable Financial Profile, page 9

4. We note in the second paragraph that you provide a discussion that includes adjusted revenue and adjusted net income, both of which are non-GAAP measures. Please revise here, and elsewhere as necessary, to label these measures as non-GAAP, and expand your discussion to include the most directly comparable GAAP measure with equal or greater prominence.
Corporate Information
Recent Developments, page 12

5. We note your disclosure of the number of loans and percentage of servicing portfolio enrolled in active forbearance plans. Please continue to update this, including the graphs at the top of page 13, and your related liquidity disclosure as of the most recent practicable date.
6. At the top of page 14, please clarify and quantify the item in your list of October transactions "(iii) the borrowings under our Advance Receivables Trust" to clarify whether you are referencing the $130 billion amount referenced on page 12 in regard to this Trust or advise.
Loan Origination Metrics, page 23

7. We note that you make references throughout your registration statement to certain loan metrics, including among others those related to loan officers. Please revise your disclosures to include (for each of the periods presented) the following metrics, and/or any other metrics that management uses and would be useful to investors in understanding your operations and operating trends.
 Peter A. L. Macdonald
loanDepot, Inc.
December 9, 2020
Page 3
                Quantify the number of loan officers.
                Disclose the average monthly closings per licensed loan officer, along with a definition of "closing".
                Disclose the average profitability per retail licensed loan officer, along with a definition of this metric and how it is computed.
                Disclose your customer acquisition cost, differentiating between new customer, recapture, and partnership originations. In addition, provide a definition of this metric and how it is computed.
Summary Historical and Pro Forma Consolidated Financial Information
Key Performance Indicators
Servicing Metrics, page 23

8. We note that you quantify "60+ days delinquent" in dollar amounts. Please revise to also include your delinquency rate (%) for each period presented.
9. Please revise to explain the significance of the Servicing rights "Multiple" at the bottom of page 23, along with a narrative description of how the metric is computed. In addition, provide the weighted average annualized retained service fee in basis points for your
         Servicing Rights for each of the periods presented.
Reconciliation of Non-GAAP Measures, page 24

10. We note your adjustment to revenue for the change in fair value of servicing rights, net of hedging gains and losses with a reference to a footnote 1 on page 25. However, it is unclear which footnote 1 this reference corresponds to in the footnotes below the tables.
         Please revise to clarify accordingly.
11. In relation to the above adjustment, please provide more fulsome disclosure explaining the nature of the adjustment and why the Company believes it is meaningful to exclude in evaluating the results of operations. In addition, provide a reconciliation showing the components comprising the adjustment and which line items those components are recorded in the financial statements.
12. We note your adjustment for income taxes in your presentation of adjusted net income due to loanDepot, inc. being subject to federal, state and local income taxes. Please revise to provide a more fulsome disclosure explaining the nature of the adjustment, change to the
         Company's tax structure, and why the Company believes it is a meaningful adjustment.
Selected
FirstNameHistorical  Consolidated
           LastNamePeter            Condensed Financial Information, page 88
                             A. L. Macdonald
Comapany
13.        NameloanDepot,
       We note                 Inc. portfolio data for 2016 and 2015 on page 89
is incomplete.
                 that the servicing
       Please
December       revisePage
           9, 2020    to populate
                          3       this information or tell us why it cannot be
provided.
FirstName LastName
 Peter A. L. Macdonald
FirstName
loanDepot, LastNamePeter  A. L. Macdonald
            Inc.
Comapany9,
December    NameloanDepot,
              2020         Inc.
December
Page  4    9, 2020 Page 4
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019
Gain on Origination and Sale of Loans, Net, page 106

14. We note your discussion of the changes in the components of gain on origination and sale of loans, net, on page 107. Please expand your discussion(s), as applicable, to provide a more granular analysis and quantification of the factors causing the respective changes.
         Consider, but do not limit your disclosure to, the following examples:
                 Where you attribute the increases in net premiums realized upon the sale of loans to investors to the volume of loan originations, provide additional quantification of the loan volumes (i.e., number of loans sold in the respective periods) along with your explanation of the causal factors and known trends.
             Where you discuss the changes in servicing rights, provide additional quantification of the volume of loans sold on a servicing-retained basis along with your explanation of the causal factors. In addition, provide more granularity into the causal factors for the increases/decreases in estimated servicing multiples.
             Where you discuss the changes in your unrealized gains from derivative assets and
              liabilities   IRLCs, expand your discussion to provide
quantification of the number of
              IRLCs during the respective periods, along with your explanation of the causal factors.
Change in Fair Value of Servicing Rights, Net, page 108

15. We note that you attribute, in part, a change of $70.5 million in realized losses resulting from increases in fallout and decay of the portfolio as a result of increased prepayment speeds due to decreases in market interest rates. Where you attribute changes to modeling assumptions (e.g., prepayment speeds) please provide quantification of the weighted average prepayment rates (for the respective periods) along with your explanation of the causal factors of the change and any known trends.
Liquidity and Capital Resources, page 124

16. Please tell us whether you intend to file as exhibits to the registration statement any of your loan funding facilities as material contracts.
Retail and Partner Strategies, page 140

17. Noting references here and elsewhere to your "partnership with one of the 10 largest U.S.
         retail banks by total assets," and the statement that 28% of your origination volume is from your Partner strategy, please quantify if material the percentage of this 28% that is from this partnership with the top 10 bank or advise.
 Peter A. L. Macdonald
FirstName
loanDepot, LastNamePeter  A. L. Macdonald
            Inc.
Comapany9,
December    NameloanDepot,
              2020         Inc.
December
Page  5    9, 2020 Page 5
FirstName LastName
Business
Marketing Strategy, page 142

18. Regarding your disclosure that your "organic refinance consumer direct recapture rate was
         67%" compared to "industry average refinance recapture rate of only 18%," clarify the source of the cited 67% recapture rate and clarify whether these are the same standard and what percentage of your refinance and purchase transactions fall into this category of
         "organic refinance consumer direct." Where you make comparisons with the industry average, please ensure that the measures are the same or explain how they differ.
Expand Upon Our Already Massive Top-of-Funnel Reach, page 151

19. Please briefly define "top-of-funnel" as you use it in your prospectus. Please also advise us of the basis for statements that your top-of-funnel reach is "massive" or revise to describe your reach objectively.
Certain Relationships and Related Party Transactions
Joint Ventures, page 179

20. Please expand to clarify the related party nature of these joint ventures or advise.
Consolidated Balance Sheets, page F-5

21. We note your disclosure of various distributions to unitholders in September, October and
         November 2020, which have not yet been reflected in your financial statements. Please note that if a planned distribution to owners, regardless of whether it has been declared, is not reflected in the latest balance sheet but would be significant relative to reported equity, a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) should be presented alongside the historical balance sheet in the filing.
         We refer to section 3420 of the Division of Corporation Finance Financial Reporting
         Manual.
Consolidated Statements of Operations, page F-7

22. Please revise to present a basic and diluted earnings per share, or tell us why you do not believe it is required. Refer to ASC 260-10-15-2.
23. We note your reorganization transaction will result in a change to your tax structure.
         Please revise to provide pro forma tax and earnings per share data on the face of the historical financial statements. Refer to section 3410 of the Division of Corporation
         Finance Financial Reporting Manual.
 Peter A. L. Macdonald
FirstName
loanDepot, LastNamePeter  A. L. Macdonald
            Inc.
Comapany9,
December    NameloanDepot,
              2020         Inc.
December
Page  6    9, 2020 Page 6
FirstName LastName
Notes to Consolidated Financial Statements
Note 15 - Commitments and Contingencies
Legal Proceedings, page F-46

24. We note that the Company is the defendant, in or a party to, a number of legal actions or proceedings that arise in the ordinary course of business. We also note your disclosure stating that when it is probable a liability has been incurred and the Company can reasonably estimate the amount of the loss, an accrued liability is established. Please revise your disclosures to provide more fulsome details regarding the nature of the legal proceedings to which the Company is a defendant, relevant dates of activities, and clearly disclose an estimate of the possible loss or range of loss in excess of accruals, or a statement that such an estimate cannot be made. Refer to ASC
450-20-50.
       You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance